Filed Pursuant to Rule 433
Registration No. 333-155671
April 15, 2009
FINAL TERM SHEET

8.75% Senior Notes due May 1, 2019
Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Guarantee:	Unconditionally guaranteed by certain subsidiaries of
Plains All American Pipeline, L.P.

Trade Date:	April 15, 2009

Expected Settlement Date:	April 20, 2009

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Size:	$350,000,000

Maturity Date:	May 1, 2019

Coupon:	8.75%

Yield to Maturity:	8.750%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2009

Record Dates:	April 15 and October 15

Price to Public:	99.994%

Benchmark Treasury:	2.750% due February 15, 2019

Benchmark Treasury Yield:	2.823%

Make-Whole Call:	T + 50 bps

CUSIP:	72650RAU6

ISIN:	US72650RAU68

Ratings*:	Baa3 (stable) by Moody’s Investors Service, Inc.
BBB- (stable) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Banc of America Securities LLC
BNP Paribas Securities Corp.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC

Senior Co-Managers:	DnB NOR Markets, Inc.
Fortis Securities LLC
SG Americas Securities, LLC

Junior Co-Managers:	ING Financial Markets LLC
Mitsubishi UFJ Securities (USA), Inc.
Scotia Capital (USA) Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, BNP Paribas Securities Corp. at 1-800-854-5674, J.P. Morgan Securities Inc. at 1-212-834-4533 or Wachovia Capital Markets, LLC at 1-800-326-5897.
Use of Proceeds
We expect to receive net proceeds of approximately $347 million from the sale of the Notes we are offering, after deducting underwriters’ discounts and commissions and our estimated offering expenses.
Revised Capitalization Disclosure
In the “As further adjusted for this offering” column of the capitalization table on page S-14 of the preliminary prospectus supplement, Total short-term debt is $470 million, Senior Notes offered hereby is $350 million, Unamortized premium/(discount), net is $(6) million, Total long-term debt is $3,609 million and Total capitalization is $7,371 million.